MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of MindWalk Holdings Corp. (the "Company”, “MindWalk” for the three months ended July 31, 2026, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2026. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of MindWalk on September 14, 2026.

The referenced financial statements have been prepared in accordance with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to MindWalk Holdings Corp., including our Annual Report on Form 20-F for the fiscal year ended April 30, 2026, is available on our website at www.mindwalkAI.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/search-filings.

FORWARD-LOOKING STATEMENTS

This MD&A includes forward looking statements within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations. Forward looking statements relate to future events or future performance and reflect management’s current expectations, estimates and projections.

Forward looking statements in this MD&A include, without limitation, statements about MindWalk’s:

• business strategy and priorities, including the shift toward a software-led model centered on LensAI and ReefIQ
• plans and expectations for LensAI subscriptions, HYFT-based analytics and data services, and selected wet lab offerings
• expectations regarding revenue growth, margins, operating costs, liquidity and capital resources
• research and development activities and internal asset programs, including programs related to dengue and GLP-1 and longevity
• expectations regarding the protection, expansion and use of the Company’s intellectual property, including HYFT patterns and related biological assets
• expectations regarding client adoption of AI-driven and SaaS-based drug discovery tools
• views on industry, market size and growth rates in AI in drug discovery, drug discovery informatics, cloud-based drug discovery platforms and life science analytics

• expectations regarding the advancement of MindWalk's therapeutic and vaccine pipeline, including the progression of internal proprietary asset programs and the translation of AI-driven discoveries into clinical candidates
• expectations about future financing, capital allocation and shareholder value

Forward looking statements often use words such as “expects”, “plans”, “targets”, “believes”, “forecasts”, “intends”, “estimates” or similar expressions and include statements about events or results that are “anticipated” or “projected”. Any statements that describe future plans, objectives or goals are forward looking statements.

These statements are based on a number of assumptions, including management’s assumptions regarding:

• the progress, timing and costs associated with executing MindWalk’s business plan and strategy
• the performance, safety and regulatory profile of the Company’s technologies and internal programs
• the accuracy of industry data and growth forecasts referenced in this MD&A
• the competitive environment and the pace of adoption of AI-driven and SaaS-based solutions in drug discovery
• the ability to maintain and expand customer and partner relationships
• the availability of qualified personnel, contractors and key infrastructure
• the continued availability of financing on acceptable terms
• the absence of material adverse changes in general business, economic, geopolitical, market, tax, regulatory or legal conditions

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Forward looking statements involve known and unknown risks and uncertainties. Actual results, performance and achievements differ in many cases from those expressed or implied in forward looking statements. Risks and uncertainties include, among others:

•
the risk that MindWalk does not successfully execute its software-led strategy or achieve anticipated levels of LensAI or ReefIQ usage
•
the risk of slower than expected adoption of AI-based and SaaS-based tools by current or potential clients
•
financing, liquidity and capital market risks, including dilution risk from future financings
•
risks related to research and development, including technical challenges, data quality, model performance and regulatory expectations for AI in life science
•
risks related to the protection, enforcement and value of intellectual property, including HYFT-related IP and related biological assets
•
• competition from existing or new market participants, including larger companies with greater resources
•
risks related to dependence on key personnel, partners, vendors and critical infrastructure
•
risks related to the execution and transition of wet lab operations, including the ability to maintain service quality and client relationships during the Company's shift toward a software-led model
•
risks related to compliance with evolving laws and regulations, including those relating to data privacy, data security and the use of AI
•
risks related to the development, advancement and commercial potential of internal programs, including dengue, influenza and GLP-1 and longevity
•
general economic, market and geopolitical risks that affect the Company and its clients
•
risks related to the accuracy of third-party industry data, market size estimates and growth forecasts referenced in this MD&A, which may differ materially from actual market conditions
•
the Company may experience going concern risk
•
the Company may fail to remediate a material weakness
•
risks related to any unauthorized access into information systems, or cybersecurity threats to theCompany's AI platforms, proprietary data, or computational infrastructure, and
•
the risks inherent in preclinical and clinical development of the Company's proprietary pipeline programs.

Additional information about these and other risks is included in the “Risks and Uncertainties” section of this MD&A and in MindWalk’s other filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Forward looking statements in this MD&A speak only as of the date of this document. MindWalk does not undertake any obligation to update or revise forward looking statements as a result of new information, future events or otherwise, except as required by applicable securities laws. Readers should not place undue reliance on forward looking statements. The forward-looking statements in this MD&A are also subject to uncertainties specific to the Company’s scientific and commercial activities. The Company’s AI models, HYFT patterns, LensAI platform, laboratory methods and data may not perform as expected; data may be incomplete, inaccurate, unavailable or subject to third-party ownership, license, confidentiality, privacy, security or other use restrictions; preclinical, in vitro, in silico or other early-stage findings may not be predictive of clinical safety, efficacy, immunogenicity, manufacturability, regulatory approval or commercial success; the Company’s intellectual property rights may not be obtained, maintained, valid, enforceable or sufficient to prevent third-party competition; the FDA and other regulatory authorities may not accept or agree with the Company’s analyses or

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

permit any proposed product to proceed; market-size, growth and adoption estimates may not be realized; and the Company may be unable to secure financing on acceptable terms or at all.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS financial measures, including “adjusted EBITDA” and adjusted operating expenses as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures may provide useful information because they exclude amounts that may not be indicative of the Company’s core operating results and ongoing operations and may provide a more consistent basis for comparison between periods. For further details, please refer to the Non-IFRS Financial Measures section later in this document.

GENERAL

MindWalk Holdings Corp. (the "Company" or "MindWalk") was incorporated under the laws of Alberta on November 22, 1983, before continuing into British Columbia on September 2, 2016. The Company is listed on the Nasdaq Capital Market under the trading ticker symbol "HYFT." The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025.

The corporate headquarters of MindWalk is situated at Industrious 823 Congress Ave Suite 300 Austin, Texas, 78701, United States. This MD&A was reviewed and approved by the Board of Directors of MindWalk and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended July 31, 2026.

All dollar figures in this MD&A are stated in Canadian dollars unless otherwise noted.

WHO WE ARE

MindWalk is a Bio-Native AI company operating at the intersection of artificial intelligence, deep biological data, and advanced laboratory research. Our mission is to make complex biology more computable — and to translate that capability into therapeutic and vaccine candidates that partners may be able to advance.

The Company’s integrated platform connects in silico analysis with a full-stack wet lab, enabling a closed-loop discovery model in which computational insights inform experimental design, and experimental results continuously enrich our data layer. This architecture is intended to improve efficiency across the biologics discovery and development process. MindWalk's integrated discovery and development platform has supported the clinical advancement of more than 20 molecules through client and partner programs, and a growing internal pipeline is now leverages the Company's AI-driven discovery engine.

Scientific and technical statements in this MD&A, including statements concerning the Company’s platform, biological relationships, functional constraints, laboratory validation and the advancement of molecules, reflect current internal assessments and available data. They have not been independently verified by regulatory authorities and may change as additional experiments, analyses and third-party review are completed.

The HYFT Technology Advantage

At the core of MindWalk’s platform is HYFT Technology, a patented biological pattern technology that represents a distinct approach to understanding molecular biology. Rather than relying on sequence alignment,which misses functional relationships masked by genetic variation,HYFT Technology captures the minimal pattern information required to determine molecular structure and function.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

These HYFT patterns are evolution-defined. They represent the regions of biology that cannot change without loss of essential function: conserved patterns that persist across mutation and species variation. Because these patterns encode functional constraint rather than surface-level similarity, they identify functional relationships that sequence-alignment approaches may not detect.

HYFT patterns form a connected biological representation of 660 million patterns and 25 billion relationships harmonizing sequence, structure, functional assays, omics data, and scientific literature into a single, queryable computational space that supports traceable, evidence-linked biological analysis.

HYFT patterns are patented assets owned exclusively by MindWalk. The Company believes this intellectual property may differentiate its platform as the patterns are applied across additional programs, modalities, and therapeutic areas.

LensAI: The Platform

LensAI is MindWalk’s Bio-Native reasoning and application layerfor biologics discovery and development, built on the HYFT pattern framework. Partners access LensAI through expert-led analytics projects, SaaS subscriptions, and API-based integrations, creating a flexible engagement model that scales with client need.

LensAI capabilities include target profiling, antigen and epitope analysis, immunogenicity and liability screening, candidate triage, de novo variant sequence design, developability assessment, and portfolio-level analysis. Across these applications, HYFT patterns are intended to link modalities and make results traceable to specific biological evidence reducing reliance on model outputs that are not connected to underlying biological context.

Beyond client-facing applications, LensAI also drives MindWalk’s internal proprietary asset programs, where the same platform that powers partner work is generating de novo therapeutic and vaccine candidates supported by proprietary intellectual property and HYFT-defined biological analysis, with potential future partnering opportunities.

ReefIQ™

ReefIQ is a HYFT-powered biological context layer for AI drug discovery and biologics development that sits between client discovery data and AI reasoning workflows. Biology is connected, but drug-discovery data is often fragmented across files, formats, systems, teams, and workflows. ReefIQ reconnects those representations before AI workflows act on them, harmonizing client discovery data and linking it into MindWalk’s biological representation foundation. Sequences, structures, assay outputs, omics, literature, evidence, and program history are transformed into a governed, queryable biological context for AI-enabled discovery, with provenance and program history preserved.

ReefIQ is built on HYFT Technology, MindWalk’s core biological pattern technology, which provides the underlying biological representation foundation with explicit relationships across sequence, structure, function, mechanism, pathway, evidence, and literature. LensAI and customer-selected agent models are intended to retrieve, analyze, and generate hypotheses from that connected biological context rather than from isolated files.

AI-Driven Internal Asset Pipeline

MindWalk's internal pipeline includes LensAI-generated assets that the Company owns, protects, and intends to advance through partnerships or licensing. Each program is grounded in HYFT-defined biology and anchored in wet-lab validation. The programs below are those where HYFT technology and the LensAI platform served as the primary discovery and design engine.

All pipeline programs described in this MD&A are at early stages and remain subject to substantial scientific, technical, clinical, manufacturing, regulatory and financing risks. Preclinical, in vitro, in silico and third-party assay results may not be reproducible or predictive of safety, efficacy, immunogenicity, manufacturability, regulatory approval or commercial success, and no assurance can be given that any program will produce a clinical candidate, enter clinical trials, be partnered, be financed or generate revenue.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Program	Target / Indication	Modality	Stage	Key Achievement
GLP-1 Receptor Agonist	Metabolic disease	AI-designed peptide; in silico-led design via LensAI™ and HYFT® Technology	Preclinical — in vitro validated	In vitro GLP-1 receptor activation confirmed by independent third-party assay; results demonstrate activity relative to semaglutide benchmark.
Longevity Companion Therapeutic	Aging biology / healthspan (undisclosed target)	Undisclosed; in silico-designed via LensAI™	Preclinical — in silico identified; validation underway

Separate, independently protectable asset targeting a distinct, non-overlapping longevity pathway. Identified as a potential co-administration candidate alongside the GLP-1 RA — though each asset is designed to stand alone. Target undisclosed pending IP protection. Longevity therapeutics market projected at >$60B by 2030.

Universal Dengue Vaccine	Dengue fever (all 4 serotypes)	Monoclonal antibody / vaccine	Third-party neutralization testing underway	Conserved discontinuous epitope identified across all 4 serotypes; rabbit immunization completed; serum antibody binding analysis underway.
Universal Influenza	Influenza A & B (all major subtypes)	Vaccine / functional antigen	Research — functional constraint identified	HYFT-defined functional constraint confirmed across >900 influenza sequence variations spanning Influenza A (H3N2, H5, H7, H9, H1N1 swine) and both Influenza B lineages (Victoria & Yamagata)

Each AI-driven internal program is designed to be housed and independently financed, allowing individual programs to attract dedicated capital partners without diluting the MindWalk parent entity — preserving shareholder value while enabling non-dilutive program-level financing.

Broader Biologics Portfolio

MindWalk’s discovery capabilities extend well beyond its HYFT/LensAI-driven internal programs. Through an integrated discovery platform that combines wet lab expertise, antibody engineering, and AI tools,the Company has assembled “the Vault”, a portfolio of 16 partner-ready assets spanning oncology, immuno-oncology, vascular disease, ophthalmology, and infectious disease. These

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

programs are supported by a growing IP estate built through internal R&D, collaborations, acquisitions and in-licensing, alongside strategic investment in biologics capabilities and related IP assets. Active R&D across all operational sites continues to advance new service offerings and, more notably, internal discovery programs focused on novel therapeutic antibodies, primarily in immuno-oncology.

To support its internal and partnered therapeutic discovery programs, the Company formed Talem, based in Massachusetts. Talem offers strategic partnerships with pharma and biotech companies. The depth and speed of MindWalk’s offerings enable Talem to customize each program and leverage the Company’s expertise and technologies across its biologics capabilities. Select programs of note include

Select programs of note include:

•
CD3δε Fabs (MDWK-24): A CD3δε-targeting Fab arm designed for bispecific and multi-specific T cell engager formats. Developed by MindWalk, this asset is engineered to reduce cytokine release relative to first-generation CD3 engagers and is available for partners to combine with anti-tumor associated antigen (TAA) arms to generate novel immunotherapeutic molecules.
•
ALK-1 Agonist Antibodies (MDWK-21): Monoclonal agonist antibodies targeting activin receptor-like kinase 1 (ALK1), a member of the TGF-β receptor superfamily preferentially expressed on endothelial cells. Developed by MindWalk for vascular pathologies including diabetic retinopathy and pulmonary arterial hypertension, where impaired BMP9/ALK1 signaling is a central driver of disease.
•
TrkB × CD3 Bispecific (MDWK-200): A bispecific T cell engager combining MindWalk’s proprietary anti-TrkB and anti-CD3δε arms, targeting triple-negative breast cancer and other TrkB-overexpressing solid tumors.
•
SARS-CoV-2 (MDWK-03): The most clinically advanced asset in the broader Vault by stage, currently in final drug product form.

Several assets in the Vault are already partnered. The Vault also comprises additional partner-ready antibody and biologics assets across a range of modalities and stages of development, made available to prospective partners upon request.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Functional Adjacency

A recent application of HYFT Technology has revealed an additional, commercially significant capability: the detection of functional adjacency. Functional adjacency refers to the phenomenon where distinct molecules produce the same therapeutic effect despite low sequence similarity — a condition that sequence-alignment-based analysis routinely fails to identify.

MindWalk has applied HYFT Technology to detect shared biological signatures between AI-designed therapeutics, including cases where independently developed molecules converge on the same functional space. This capability has direct implications for competitive intelligence, IP strategy, M&A diligence, and portfolio risk assessment — positioning HYFT as a strategic intelligence layer for biopharma organizations navigating an increasingly AI-dense discovery landscape.

STRATEGY AND OUTLOOK

The AI Acceleration Tailwind

As AI tools make molecule design faster, and more widely accessible, management believes the volume and variety of AI-generated candidates will grow, and that value will increasingly accrue to the layer that contextualizes, grounds, and interprets those outputs. MindWalk’s strategy is based on management’s belief that data structure, provenance and orchestration are important factors in deploying AI in drug discovery.

With the launch of ReefIQ, the biological context layer for life sciences powered by its patented HYFT Technology, MindWalk is positioned at that layer, providing traceable, evidence-linked biological context that the AI models and agents a partner chooses to deploy are designed to use. The Company’s strategy centers on three priorities: growing recurring, intelligence-driven revenue from LensAI engagements; advancing and protecting a wholly owned portfolio of AI-designed assets; and deepening multi-year enterprise partnerships that may enhance the value of the Company’s biological representation over time.

Strategic Positioning

MindWalk is pursuing a strategy based on management’s view that biologics development will increasingly require integrated computational and experimental approaches. MindWalk’s integrated platform is designed to address this need, and its integrated wet lab translates computational insight into experimentally validated, IP-protected assets.

This quarter continues to build on prior periods. Continued revenue growth and a gross margin of 59% are positive operating developments; however, given the Company’s liquidity position and the material uncertainty related to going concern described below, the timing and scope of advancing the four AI/HYFT-driven internal programs — spanning metabolic disease, aging biology, and infectious disease — will depend on available financing and other capital resources.

Three Strategic Pillars

Pillar 1: Build Intelligence-Driven Recurring Revenue

Management’s primary commercial objective is to grow recurring, intelligence-driven revenue from LensAI — engagements in which HYFT-based biological reasoning is embedded directly in a partner’s discovery workflow. The Company is transitioning from a project-revenue model toward a higher-margin, scalable mix that includes subscription-based platform access, HYFT-based analytics

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

engagements, and API integrations. This shift improves revenue predictability, reduces per-engagement overhead, and creates compounding value as each client interaction enriches the shared HYFT representation layer.

Pillar 2: Advance and Protect the Internal Asset Portfolio

MindWalk’s internal programs are not ancillary to the platform; they are a direct application of it. By generating proprietary assets through LensAI™ and anchoring them in Bio-Native wet-lab validation, the Company is building an IP portfolio with potential independent value.

Pillar 3: Deepen Enterprise Partnerships

MindWalk’s platform is most valuable when embedded in a partner’s discovery workflow over an extended period. Management is actively pursuing multi-year enterprise engagements in which LensAI serves as a persistent analytical layer — informing target selection, immunogenicity screening, candidate triage, and portfolio decisions at scale. These relationships generate recurring revenue, produce data that strengthens the HYFT representation layer, and create compounding value that improves retention.

The TDP-43 neurodegeneration program exemplifies this model: generated through a client-driven engagement using MindWalk’s integrated discovery platform, and externally peer-reviewed (bioRxiv, DOI: 10.1101/2025.06.10.658846). This work demonstrated the Company’s ability to discriminate with structural precision between toxic and healthy protein conformations — a long-standing challenge in neurodegeneration drug development — and now serves as a validation reference supporting expanded engagement across the neurodegenerative drug discovery community. Importantly, this result was achieved through MindWalk's wet lab infrastructure, illustrating that the Company's value to enterprise partners extends beyond its AI-native HYFT platform to encompass its full integrated discovery capabilities.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Market Opportunity

Management views MindWalk as operating at the convergence of several high-growth markets, each of which is being reshaped by AI adoption:

Market Segment	2024/2025 Size	Projected Size	CAGR
AI in Drug Discovery	USD 6.93B (2025)	USD 16.52B (2034)	~10%
Drug Discovery Informatics	USD 3.65B (2024)	USD 7.03B (2030)	11.6%
Cloud-Based Drug Discovery Platforms	USD 3.5B (2025)	USD 11.3B (2035)	12.6%
Life Science Analytics (Broad)	USD 40.0B (2025)	USD 68.8B (2030)	11.4%

Approximately two-thirds of life science professionals reported using AI in their workflows in 2024, up from just over half the prior year, and a large majority of pharma and biotech organizations are now applying AI in active pipeline programs. This rapid adoption reflects the expanding addressable market for AI-driven biologics platforms.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

OVERALL PERFORMANCE AND LIQUIDITY OF CONTINUING OPERATIONS

The Company achieved revenues of $3.8 million during the three months ended July 31, 2026, a 21.3% increase from revenues of $3.2 million during the three months ended July 31, 2025. The Company incurred total operating expenses of $8.4 million during the three months ended July 31, 2026, an increase of $2.7 million compared to the three months ended July 31, 2025. Net loss for continuing operations totaled $6.1 million and $4.1 million for the three months ended July 31, 2026 and 2025, respectively.

As of July 31, 2026, the Company had cash on hand and restricted cash of $7.8 million compared to $11.5 million as of April 30, 2026. The Company expects its cash on hand as of July 31, 2026 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

RESULTS OF CONTINUING OPERATIONS

Comparison of the three months ended July 31, 2026 and 2025

Revenue

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Project revenue	3,831	3,126	705	22.6%
Product sales revenue	1	2	(1)	-50.0%
Cryostorage revenue	2	33	(31)	-93.9%
Total revenue	3,834	3,161	673	21.3%

The Company achieved revenue of $3.8 million during the three months ended July 31, 2026, a 21.3% increase from the three months ended July 31, 2025.

Gross Profit

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Gross profit	2,246	1,527	719	47.1%
% of total revenue	59%	48%

Gross profit totaled $2.2 million during the three months ended July 31, 2026, an increase of 47.1% compared to the three months ended July 31, 2025. The increase in gross profit is due to the increase in project revenues while maintaining relatively flat year over year cost of sales.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Research and development

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Research and development	1,285	1,049	236	22.5%

During the three months ended July 31, 2026, research and development expenses increased to $1.3 million from $1.0 million during the three months ended July 31, 2025. The increase is due primarily to higher salary costs.

Sales and marketing

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $	Change %
Sales and marketing	3,196	1,343	1,853	138.0%

Sales and marketing expenses totaled $3.2 million during the three months ended July 31, 2026, compared to $1.3 million during the three months ended July 31, 2025. The increase in sales and marketing expenses reflect an increase in salaries and digital programs.

General and administrative

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $	Change %
General and administrative	3,894	3,294	600	18.2%

During the three months ended July 31, 2026, general and administrative expenses totaled $3.9 million, an increase of $0.6 million compared to the three months ended July 31, 2025, due to an increase in share based payments.

Other Income / Expense

	Three Months Ended July 31,
(in thousands)	2026 $	2025 $	Change $
Grant income	—	6	(6)
Interest, accretion and other income	18	5	13
Unrealized foreign exchange loss	184	(31)	215
Total other income (expense)	202	(20)	222

The Company recorded $0.2 million of other income during the three months ended July 31, 2026, compared to other expense of $20 thousand during the three months ended July 31, 2025. This increase is driven by changes in foreign exchange rates.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters, as adjusted for the accounting policy change for discontinued operations as discussed in Note 2:

	Three Months Ended ($)
(in thousands, except share data)	July 31, 2026	April 30, 2026	January 31, 2026	October 31, 2025
Total revenue	3,834	4,115	4,158	4,124
Cost of sales	1,588	1,620	1,694	1,462
Gross profit	2,246	2,495	2,464	2,662
Operating expenses	8,375	6,824	6,138	5,437
Other income (expenses)	202	98	(274)	(419)
Income taxes	158	(366)	(18)	25
Net loss from continuing operations	(6,085)	(3,865)	(3,930)	(3,219)
Net income from discontinued operations	—	—	—	24
Net loss	(6,085)	(3,865)	(3,930)	(3,195)
Basic and diluted loss per share*	(0.13)	(0.09)	(0.08)	(0.07)

	Three Months Ended ($)
(in thousands, except share data)	July 31, 2025	April 30, 2025	January 31, 2025	October 31, 2024
Total revenue	3,161	2,746	2,728	2,679
Cost of sales	1,634	1,155	967	1,310
Gross profit	1,527	1,591	1,761	1,369
Operating expenses	5,686	4,713	26,620	5,424
Other income (expenses)	(20)	(390)	(106)	(224)
Income taxes	(91)	(75)	(3,013)	(731)
Net loss from continuing operations	(4,088)	(3,437)	(21,952)	(3,548)
Net income from discontinued operations	1,129	1,276	431	995
Net loss	(2,959)	(2,161)	(21,521)	(2,553)
Basic and diluted loss per share*	(0.07)	(0.05)	(0.66)	(0.09)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company achieved revenue of $3.8 million during the three months ended July 31, 2026, an increase of 21.3% from the same period in the previous year, reflecting an increase in project revenue partially offset by decreases in project revenue and cryostorage revenue.

Gross Profit

The Company recorded a gross profit margin of 59% during the three months ended July 31, 2026, compared to 48% during the three months ended July 31, 2025. The increase in gross profit margin during the period ended July 31, 2026 was primarily attributable to the increase in project revenues while maintaining relatively flat year over year cost of sales.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Operating Expense

Operating expenses increased for the three months ended July 31, 2026 as compared to the prior year period. Research and development expenses increased primarily due to salaries and benefits. Sales and marketing increased due to salaries and advertising related to digital programs. General and administrative expenses increased primarily due to salaries and share based payments.

Other Income (Expense)

Other income (expense) is primarily influenced by unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

During the three-month period ended July 31, 2026 and 2025, the Company recorded nil and $6 thousand, respectively in grant income from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

NON-IFRS MEASURES

The following are non-IFRS financial measures. Investors are cautioned not to place undue reliance on these measures and should read all IFRS accounting disclosures in the condensed interim consolidated financial statements and accompanying notes for the three months ended July 31, 2026 and 2025.

The Company uses adjusted EBITDA and adjusted operating expenses as supplemental indicators of its financial and operating performance. The Company believes these measures may assist in evaluating period-to-period trends; however, they are not measures of financial performance, liquidity or cash flows under IFRS, should not be considered in isolation or as a substitute for IFRS measures, and may not be comparable to similarly titled measures used by other companies.

The Company defines adjusted EBITDA as net loss before income taxes, amortization and depreciation, foreign exchange realized loss (gain), interest expense, interest, accretion and other income (expense), unrealized foreign exchange loss (gain), share-based payments and asset impairment charges. The Company presents adjusted EBITDA on a basis consistent with its internal management reports. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before amortization and depreciation, foreign exchange loss (gain), interest expense, share-based payments and asset impairment charges. The Company presents adjusted operating expenses on a basis consistent with its internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below for continuing operations:

	Three months ended July 31,
(in thousands)	2026 $	2025 $
Net loss	(6,085)	(4,088)
Income taxes	158	(91)
Amortization and depreciation	266	201
Foreign exchange realized loss	(23)	136
Interest expense	55	59
Interest, accretion and other income	(18)	(5)
Unrealized foreign exchange loss	(184)	31
Share-based payments	740	55
Adjusted EBITDA	(5,091)	(3,702)

	Three months ended July 31,
(in thousands)	2026 $	2025 $
Operating expenses	(8,375)	(5,686)
Amortization and depreciation	95	(602)
Foreign exchange loss	(23)	136
Interest expense	55	59
Share-based payments	740	55
Adjusted Operating Expenses	(7,508)	(6,038)

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

As of July 31, 2026, the Company held cash of $7.6 million (April 30, 2025 – $11.3 million). During the three months ended July 31, 2026, the cash used in operating activities was $4.0 million. As part of the investing activities, the Company made property and equipment purchases of $0.1 million. As part of the financing activities, the Company incurred lease repayments of $0.2 million.

The consideration paid for the acquisition of BioStrand includes contingent earnout payments based on 20% of the adjusted EBITDA of BioStrand BV, as defined in the purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of July 31, 2026, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

Based on our current cash reserves, historical net losses, cash used in operating activities, and anticipated cash requirements, we do not believe we have sufficient liquidity to fund our planned operations for at least one year from the date our financial statements are available to be issued. These conditions raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends on our ability to obtain additional financing and generate sufficient revenues.

We have historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. We may need to raise additional funds through issuances of Common Shares or through loan financing.
There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those previously obtained, or at all. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets or curtail or discontinue our operations

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD. The transaction generated $10.3 million USD in net proceeds. The divestiture included the sale of the net assets of IPA Europe B.V., including the Oss and Utrecht locations. The impact of this transaction is reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.1 million during the three months ended July 31, 2026 (2025 - $0.3 million).

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

OUTSTANDING SHARE AND EQUITY AWARD DATA

The Company’s outstanding share information as of September 12, 2026 is as follows:

Security	Number	Exercise Price/Fair Value	Expiry date
Issued and outstanding common shares	47,111,668	NA	NA
Restricted stock units(1)	14,056	$2.80	NA
Restricted stock units(2)	562,500	$2.81	NA
Restricted stock units(3)	410,000	$2.28	NA
Restricted stock units(3)	23,000	$2.28	NA
Restricted stock units(4)	72,000	$2.51	NA
Restricted stock units(3)	700,000	$2.28	NA
Stock options	169,000	$7.94	January 7, 2027
Stock options	16,000	$8.30	January 13, 2027
Stock options	56,000	$5.79	May 15, 2027
Stock options(5)	431,452	$5.76	February 19, 2028
Stock options(6)	60,000	$2.08	January 19, 2029
Stock options(7)	8,000	$2.07	January 4, 2033
Stock options(7)	4,000	$2.07	May 8, 2033
Stock options(7)	8,000	$2.07	June 11, 2033
Stock options(7)	4,000	$2.07	August 8, 2033
Stock options(7)	8,000	$2.07	November 13, 2033
Stock options(7)	8,000	$2.07	February 19, 2034
Stock options(8)	490,000	$1.21	August 2, 2034
Warrants(9)	56,650	$1.40	December 8, 2028
Total	50,212,326

(1)
Fair value at grant date of US $1.99. The figure in the table above is translated at the July 31, 2026 rate.
(2)
Fair value at grant date of US $2.00. The figure in the table above is translated at the July 31, 2026 rate.
(3)
Fair value at grant date of US $1.62. The figure in the table above is translated at the July 31, 2026 rate.
(4)
Fair value at grant date of US $1.79. The figure in the table above is translated at the July 31, 2026 rate.
(5)
Exercise price of US $4.10. The figure in the table above is translated at the July 31, 2026 rate.
(6)
Exercise price of US $1.48. The figure in the table above is translated at the July 31, 2026 rate.
(7)
Exercise price of US $1.47. The figure in the table above is translated at the July 31, 2026 rate.
(8)
Exercise price of US $0.86. The figure in the table above is translated at the July 31, 2026 rate.
(9)
Exercise price of US $1.00. The figure in the table above is translated at the July 31, 2026 rate.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2026.

ADOPTION OF NEW ACCOUNTING STANDARDS

Standards adopted

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

These amendments clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). This amendment did not have a significant impact to the financial statements.

Standards not yet adopted

IFRS 18 - Presentation and Disclosure in Financial Statements

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

This new standard is effective for reporting periods beginning on or after January 1, 2027.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“ICFO”) have designed disclosure controls and procedures or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and ICFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and ICFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and CFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act), as of the period ended July 31, 2026, the end of the period covered by this interim report. Based on such evaluation, our CEO and CFO have identified and concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below. As of July 31, 2026, this material weakness remains unremediated.

Material Weakness

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Management identified the following material weakness in internal control over financial reporting in the prior year, which continues to exist at July 31, 2026:

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies thatresulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness as of April 30, 2026, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With these additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation during the three-month period ended July 31, 2026, that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the CEO and CFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three months ended July 31, 2026 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As of July 31, 2026, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Report on

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2026 AND JULY 31, 2025

Form 20-F for the fiscal year ended April 30, 2026. The Company is not aware of any material changes to the risks and uncertainties disclosed at that time, except for the liquidity and going-concern uncertainties described under “Liquidity and Capital Resources” in this MD&A.

The Company’s Annual Report on Form 20-F can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.